UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of October, 2010

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

ANNOUNCEMENT REGARDING THE RECOMMENDED CASH OFFER TO THE SHAREHOLDERS OF DIMENSION DATA HOLDINGS PLC BEING DECLARED WHOLLY UNCONDITIONAL

On October 12, 2010, the registrant announced that all the conditions of its recommended cash offer (the “Offer”) to the shareholders of Dimension Data Holdings plc (“Dimension Data”) have been satisfied or waived and the Offer has been declared wholly unconditional in all respects. The registrant has filed a press release with the London Stock Exchange on October 11, 2010 (London time), which the registrant has summarized for investors in an announcement filed with the Tokyo Stock Exchange on October 12, 2010 (Tokyo time). Attached is an English translation of the announcement filed with the Tokyo Stock Exchange.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached announcement is for information purposes only and does not constitute an offer to sell or invitation to purchase or subscribe for any securities or the solicitation of an offer to buy any securities in any jurisdiction pursuant to the Offer or otherwise, nor shall there be any sale, issue or transfer of the securities referred to in the attached announcement in any jurisdiction, in contravention of applicable law. The Offer to all of Dimension Data shareholders will be made solely through the document containing the terms and conditions of the Offer and the acceptance forms, which will contain the full terms and conditions of the Offer, including details of how it may be accepted. The announcement does not constitute a prospectus or prospectus equivalent document.

The Offer will be made in the United States in reliance on, and compliance with, Section 14(e) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Regulation 14E thereunder. The Offer will not be extended to, and may not be accepted by, holders of Dimension Data’s American Depositary Receipts.

Unless otherwise determined by the registrant, or required by the U.K. City Code in Takeovers and Mergers, the Exchange Act, and permitted by applicable law and regulation, the Offer is not being made, and will not be made, directly or indirectly, in or into any jurisdiction where to do so would violate the laws in that jurisdiction (a “Restricted Jurisdiction”), or by use of any means or instrumentality (including, without limitation, telex, facsimile transmission, telephone, internet or other forms of electronic communication) of interstate or foreign commerce, or of any facility of a national securities exchange, of any Restricted Jurisdiction. The Offer will not be capable of acceptance by any such use, means or instrumentality or facility of, or from or within, any Restricted Jurisdiction.

Accordingly, copies of the attached announcement, the offer document and the acceptance forms will not be, and must not be, directly or indirectly, mailed or otherwise forwarded (including without limitation by telex, facsimile transmission, telephone, internet or other forms of electronic communication), distributed or sent in, into or from any Restricted Jurisdiction.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
	Name:	Koji Ito
	Title:	General Manager
Finance and Accounting Department

Date: October 12, 2010

Not for release, publication or distribution in or into any Restricted Jurisdiction (as defined herein).

12 October 2010

Company Name:	NIPPON TELEGRAPH AND TELEPHONE CORPORATION

Representative:	Representative Director and President Satoshi Miura

(Code: 9432 Section 1 of the stock exchanges of Tokyo, Osaka and Nagoya, and the stock exchanges of Fukuoka and Sapporo)

Dear Sirs,

Announcement Regarding the Offer Declared Wholly Unconditional

NIPPON TELEGRAPH AND TELEPHONE CORPORATION (“NTT”) announced on 15 July 2010 the cash offer (the “Offer”) for the entire issued and to be issued share capital of Dimension Data Holdings plc (“Dimension Data”) and launched the Offer on 12 August 2010. We announce that the Offer has been declared wholly unconditional in all respects.

1. Result of the Offer

As at 12.00 p.m. (London time) on 11 October 2010, NTT had received valid acceptances in respect of 1,603,009,731 Dimension Data Shares, representing approximately 93.42% of the Dimension Data Shares (based on 1,715,830,366 Dimension Data Shares in issue on 11 October 2010).

All the regulatory clearances with regards to the filings we have made with governmental and regional regulatory authorities had been received. Therefore, all the conditions of the Offer have now been satisfied or waived and the Offer has been declared wholly unconditional in all respects.

As previously announced on 13 September 2010, as at 12 noon (London time) on 10 September 2010, being the first closing date for the Offer, NTT had received valid acceptances in respect of all of the Dimension Data Shares to which the irrevocable undertakings provided by the Dimension Data Directors and by Venfin DD Holdings Limited relate.

As previously announced, NTT had received an irrevocable undertaking to accept the Offer from Allan Gray Limited in respect of 74,985,985 Dimension Data Shares, representing approximately 4.37% of the Dimension Data Shares. NTT had also received an irrevocable undertaking from Allan Gray Limited in respect of 363,491,055 Dimension Data Shares as at 13 September 2010, representing approximately 21.18% of the Dimension Data Shares, which Allan Gray Limited held on a non-discretionary basis on behalf of its clients. As at 12.00 p.m. (London time) on 11 October 2010, NTT had received valid acceptances in respect of all Dimension Data Shares to which the irrevocable undertaking provided by Allan Gray Limited relate.

The Offer will remain open for acceptance until further notice and at least 14 days’ notice will be given before the Offer is closed. Full details of how to accept the Offer are available on NTT’s website at (http://www.ntt.co.jp/ir/index_e.html).

2. Settlement

Settlement of the consideration to Dimension Data shareholders (or their designated agents) who have accepted the Offer will be effected as set out below:

(i)	in the case of acceptances received complete in all respects by today, within 14 calendar days; or

(ii)	in the case of acceptances received complete in all respects after today but while the Offer remains open for acceptances, within 14 calendar days of such receipt.

For those Dimension Data Shareholders who hold Dimension Data Shares which are registered on Dimension Data’s South African Branch Share Register, the rate of conversion of the Offer Consideration into ZAR will be calculated on the basis set out in the Offer Document.

3. Following steps

As NTT has attained 75% of the voting rights attaching to Dimension Data Shares, NTT intends to procure that Dimension Data makes applications to cancel the listing of the Dimension Data Shares from the UKLA’s Official List and from the Main Board of the JSE and to cancel admission to trading in Dimension Data Shares on the London Stock Exchange’s and JSE’s markets for listed securities.

The cancellation of the listings of the Dimension Data Shares would significantly reduce the liquidity and marketability of any Dimension Data Shares that are not acquired by NTT.

Further, as set out in the Offer Document, as NTT has received acceptances in respect of 90% or more of the Dimension Data Shares to which the Offer relates, NTT intends to exercise its rights pursuant to the provisions of Part 28 of the Companies Act and Section 440K of the South African Companies Act, as applicable, to acquire compulsorily the remaining Dimension Data Shares (including Dimension Data Shares underlying Dimension Data ADRs) in respect of which the Offer has not been accepted. It is intended that notices under section 980 of the Companies Act will be posted in due course.

(Enquiries)

Global Business Strategy Office

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

TEL:03-5205-5191

FAX:03-5205-5189

This announcement is for information purposes only and does not constitute an offer to sell or invitation to purchase or subscribe for any securities or the solicitation of an offer to buy any securities in any jurisdiction pursuant to the offer or otherwise, nor shall there be any sale, issue or transfer of the securities referred to in this announcement in any jurisdiction in contravention of applicable law. The recommended cash offer to all of Dimension Data’s shareholders will be made solely through the Offer Documents and the acceptance forms, which will contain the full terms and conditions of the Offer, including details of how it may be accepted. This announcement does not constitute a prospectus or prospectus equivalent document.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law. Persons who are not resident in the United Kingdom, South Africa or the United States or who are subject to other jurisdictions should inform themselves of, and observe, any applicable legal or regulatory requirements. Any failure to comply with the applicable requirements may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies involved in the proposed Offer disclaim any responsibility or liability for the violation of such restrictions by any person.

The Offer will be made in the United States in reliance on, and compliance with, Section 14(e) of the US Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Regulation 14E thereunder. The Offer will not be extended to, and may not be accepted by, holders of Dimension Data’s American Depositary Receipts.

The Offer relates to the shares of a UK company and will be governed by English law. The Offer will primarily be subject to the disclosure requirements and practices applicable in the UK to takeover offers, which may differ from the disclosure requirements of the South African Securities Regulation Panel (the “SRP”) and the United States. Furthermore, the payment and settlement procedures with respect to the Offer will comply with the relevant United Kingdom rules, which differ from United States payment and settlement procedures.

The Offer will be subject to the applicable requirements of the City Code, the Panel on Takeovers and Mergers, the Exchange Act, the SRP Code, the SRP, the London Stock Exchange, the Financial Services Authority and the Johannesburg Securities Exchange.

Neither the US Securities and Exchange Commission nor any securities commission of a state in the United States has (a) approved or disapproved of the Offer; (b) passed upon the merits or fairness of the Offer; or (c) passed upon the adequacy or accuracy of the disclosure in this press release. Any representation to the contrary is a criminal offence in the United States.

The availability of the Offer to Dimension Data’s shareholders who are not resident in the United Kingdom, South Africa or the United States may be affected by the laws of the relevant jurisdictions in which they are resident. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable requirements.

The Offer will not be made, directly or indirectly, in or into any jurisdiction where to do so would violate the laws in that jurisdiction (a “Restricted Jurisdiction”), or by use of any means or instrumentality (including, without limitation, telex, facsimile transmission, telephone, internet or other forms of electronic communication) of interstate or foreign commerce, or of any facility of a national securities exchange, of any Restricted Jurisdiction. The Offer will not be capable of acceptance by any such use, means or instrumentality or facility of, or from or within, any Restricted Jurisdiction.

Accordingly, copies of this announcement, the Offer Documents and the acceptance forms will not be, and must not be, directly or indirectly, mailed or otherwise forwarded (including without limitation by telex, facsimile transmission, telephone, internet or other forms of electronic communication), distributed or sent in, into or from any Restricted Jurisdiction.

Other than the SRP, no listing authority or equivalent has reviewed, approved or disapproved of this announcement or any of the proposals described herein.

Forward Looking Statements

This announcement contains statements about NTT and Dimension Data that are or may be forward looking statements. All statements other than statements of historical facts included in this announcement may be forward looking statements.

Such forward looking statements involve risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Many factors could cause actual results to differ materially from those projected or implied in any forward looking statements, including risks relating to the successful integration of Dimension Data with NTT; higher than anticipated costs relating to the integration of Dimension Data or investment required in Dimension Data to realize expected benefits and facts relating to Dimension Data that may impact the timing or amount of benefit realized from the acquisition that are unknown to NTT. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward looking statements, which speak only as of the date hereof. NTT and Dimension Data disclaim any obligation to update any forward looking or other statements contained herein, except as required by applicable law.